

**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336


03045411

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
December 5th 2003

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

SUPPL

03 DEC 30 7:21

Please find hereby the last information given to our shareholders :

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Press Information :

- December 3rd 2003

Sincelery yours.

**Finance Department Manager**

**F. MOREAU**

dw 1/7

**Personal copy** : Miss Sandra FOLSON



Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 3 December 2003

**Philippe Chevallier joined the Italcementi Group on 1st December 2003 and will become Financial Director of Italcementi SpA and Ciments Français SA on 1st January 2004.**

**Chevallier will take over from Michel Lefebvre who, from 1st January 2004, will be responsible for operations in Bulgaria, Greece, Cyprus and Kazakhstan.**

**The Group also confirms the structure it put in place in 2000 for administration and finance, dividing these areas into two separate entities: the Finance Department, which has just been entrusted to Philippe Chevallier, and Administration and Control, which has been under the directorship of Dario Massi since 2000.**

**Philippe Chevallier joins the Management Committee, on which the area directors and main operational directors sit, under the directorship of Rodolfo Danielli, Chief Operating Officer.**

**Philippe Chevallier** is 45 years of age and a graduate of the Essec business school and the Paris Institut d'Etudes Politiques. He held various financial positions within the Usinor (Arcelor) Group between 1982 and 2000. He has been Financial Director of the Elior Group since 2001.

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel: +33(0)1 42 91 75 00**
**Fax: +33(0)1 42 91 77 20**

**Visit our web sites:**
**Ciments Français: http://www.cimfra.com**
**Italcementi: http://www.italcementigroup.com**